FORM 51-102F3

MATERIAL CHANGE REPORT

PURSUANT TO REGULATION 51-102

Item 1 – Name and Address of Corporation

Clifton Star Resources Inc. (“Clifton Star” or the “Corporation”)

1040, Belvédère Ave., Suite 217
Québec, Québec G1S 3G3

Item 2 - Date of Material Change

March 2, 2015.

Item 3 - News Release

A news release pertaining to the material change being the subject of the present report was issued through Marketwired on March 2, 2015. A copy of the news release is attached hereto.

Item 4 – Summary of Material Change

Clifton Star announced the settlement of its claim under the December 2009 commitment letter with Osisko Mining Corporation (“Osisko”) (now Canadian Malartic Corporation (“Canadian Malartic”)) and the subsequent litigation instituted against Osisko by Clifton Star last June in which Clifton Star alleged that Osisko had failed to provide it with a loan pursuant to the commitment letter. Discussions to resolve the matter accelerated following the joint acquisition of Osisko by Yamana Gold Inc. (“Yamana”) and Agnico Eagle Mines Limited (“Agnico Eagle”).

Pursuant to the settlement agreement reached between the Corporation and Canadian Malartic, Canadian Malartic has paid Clifton Star approximately C$5.27 million in consideration for a full and final release from all claims arising from the facts described in the litigation, the whole without any admission of liability by Canadian Malartic.

Concurrently, under two separate non-brokered private placements, each of Yamana and Agnico Eagle have agreed to subscribe for 4,772,786 common shares of Clifton Star at a price of C$0.60 per share, for total proceeds of C$5,727,343.60. Upon closing of the private placements, the Corporation had a total of 48,209,962 common shares issued and outstanding and each of Yamana and Agnico Eagle owns approximately 9.9% of the issued and outstanding shares. Clifton Star has granted each of the subscribers a contractual right to maintain their respective equity and voting positions in the Corporation for 24 months following the closing date. The shares issued under the private placements are subject to a regulatory hold period of four months and one day from their date of issuance. Each of Yamana and Agnico Eagle has also agreed to a two year hold period on the shares issued to it under the private placements and an 18-month standstill, in each case, from the date of closing, which restrictions will automatically terminate upon the occurrence of various customary events.

As a result of the private placements and the settlement of the Osisko litigation, the Corporation’s treasury has increased by C$11 Million to approximately C$14 Million.

Item 5 - Full Description of Material Change

Please see attached press release for the full description of the Material Change.

Item 6 – Reliance on Section 7.1(2) of Regulation 51-102

Not applicable.

Item 7 - Omitted Information

Not applicable.

Item 8 - Executive Officer

For further information, please contact Michel F. Bouchard, President and Chief Executive Officer at 418-914-9922.

Item 9 - Date of Report

March 4, 2015.

Clifton Star Resources Announces Private Placements

and Settlement of its Osisko Litigation raising $11 million

Quebec City, QUEBEC – (March 2, 2015) – Clifton Star Resources Inc. (“Clifton Star” or the “Corporation”) (TSXV-CFO; Deutsche Boerse-C3T) is pleased to announce the successful settlement of its claim under the December 2009 commitment letter with Osisko Mining Corporation (“Osisko”) (now Canadian Malartic Corporation (“Canadian Malartic”)) and the subsequent litigation instituted against Osisko by Clifton Star last June in which Clifton Star alleged that Osisko had failed to provide it with a loan pursuant to the commitment letter. Discussions to resolve the matter accelerated following the joint acquisition of Osisko by Yamana Gold Inc. (“Yamana”) and Agnico Eagle Mines Limited (“Agnico Eagle”) last summer, and Clifton Star wishes to thank them for their efforts to resolve the matter in a timely manner.

Pursuant to the settlement agreement reached between the Corporation and Canadian Malartic, Canadian Malartic has paid Clifton Star approximately C$5.27 million in consideration for a full and final release from all claims arising from the facts described in the litigation, the whole without any admission of liability by Canadian Malartic.

Concurrently, under two separate non-brokered private placements, each of Yamana and Agnico Eagle have agreed to subscribe for 4,772,786 common shares of Clifton Star at a price of C$0.60 per share, for total proceeds of C$5,727,343.60, subject to approval of the TSX Venture Exchange. Upon closing of the private placements, which is expected to occur today, the Corporation will have a total of 48,209,962 common shares issued and outstanding and each of Yamana and Agnico Eagle will own approximately 9.9% of the issued and outstanding shares. Clifton Star has granted each of the subscribers a contractual right to maintain their respective equity and voting positions in the Corporation for 24 months following the closing date. The shares issued under the private placements will be subject to a regulatory hold period of four months and one day from their date of issuance.  Each of Yamana and Agnico Eagle has also agreed to a two year hold period on the shares issued to it under the private placements and an 18-month standstill, in each case, from the date of closing, which restrictions will automatically terminate upon the occurrence of various customary events.

As a result of the private placements and the settlement of the Osisko litigation, the Corporation’s treasury will increase by C$11 Million to approximately C$14 Million.

M. Michel Bouchard, Clifton Star’s CEO said:

‘’We are pleased to welcome Yamana and Agnico Eagle as our new shareholders and to settle this legal matter with Canadian Malartic. These arrangements result in minimum dilution for the current shareholders of Clifton Star and greatly enhance the Corporation’s treasury, thus enabling it to move ahead and to acquire new assets. The private placements and the settlement, combined with existing cash, results in a strong financial position for Clifton Star. It will enable the Corporation to look for quality assets and distressed situations in a time of great hardship for junior companies.’’

Since the beginning of 2015, Clifton’s management has reduced management and Board compensation to slow the cash burn rate, while pursuing the best way to re-capitalize the Corporation. Following these private placements and the litigation settlement, with close to C$14 million in cash, management is well positioned to continue evaluating the best possible alternatives to deploy capital in order to maximize value for shareholders.

Additional Information

All other information previously released is also available on Clifton Star’s website at www.cfo-star.com

For further information please contact:

Michel F. Bouchard

President and CEO

Clifton Star Resources Inc.

mbouchard@cfo-star.com

418-914-9922

www.cfo-star.com

Neither the TSX Venture Exchange nor its Regulations Services Provider (as the term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statement on Forward Looking Information

Certain information included in this press release, including any information as to our future exploration, financial or operating performance and other statements that express management's expectations or estimates of future performance, constitute ‘forward-looking statements’ within the meaning of the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. The words ‘expect’, ‘believe’, ‘will’, ‘intend’, ‘estimate’ and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties, risks and contingencies, including the possibility that drill programs will not yield the expected results. The Corporation cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Clifton Star Resources to be materially different from the Corporation’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and that the forward-looking statements are not guarantees of future performance. These statements are also based on certain factors and assumptions. For more details on these estimates, risks, assumptions and factors, see the Corporation’s most recent Form 20-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Corporation disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.